YM
7/13

SEC
Mail Proc
Secti
JUN 30 2009
Washington, DC
122

SE(09041859 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 32052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2008 (MM/DD/YY) AND ENDING 04/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.S.A EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11311 McCormick Road, Suite 500
(No. and Street)

Hunt Valley (City) MD (State) 21031-8622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris Bowling 443-798-7417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, PA
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) Sparks (City) MD (State) 21152 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristine Bowling, FIN/OP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSA Equities, Inc., as of June 25, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Controller

Title

exp 10-18-12 Notary Public Deborah Mitchell

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.S.A. EQUITIES, INC.

Financial Statements
Together with Independent Auditors' Report

For the Years Ended April 30, 2009 and 2008

SC&H

STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
P.S.A. Equities, Inc.:

We have audited the accompanying balance sheets of P.S.A. Equities, Inc. (a Maryland corporation) (the Company) as of April 30, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.S.A. Equities, Inc. as of April 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.
June 17, 2009

P.S.A. EQUITIES, INC.

Balance Sheets

As of April 30,	*2009*	*2008*
Assets		
Cash and cash equivalents	$ 8,216	$ 171,977
Restricted investments	100,000	100,000
Unrestricted investments	7,977	5,898
Commissions receivable	33,698	30,799
Due from affiliates, net	106,029	-
Prepaid expenses and other assets	18,319	28,989
Total Assets	$ 274,239	$ 337,663
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$ 36,675	$ 33,330
Clearing fees payable	2,917	-
Due to affiliates, net	-	164,611
Total Liabilities	39,592	197,941
Stockholder's Equity		
Common stock - 5,000 no-par value shares authorized, 100 shares issued and outstanding	5,000	5,000
Retained earnings	229,647	134,722
Total Stockholder's Equity	234,647	139,722
Total Liabilities and Stockholder's Equity	$ 274,239	$ 337,663

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.

Statements of Operations

For the Years Ended April 30,	*2009*	*2008*
Revenues		
Commission income	$ 413,107	$ 523,981
Fee income	18,086	23,700
Total Revenues	431,193	547,681
Expenses		
Commission expense	202,643	270,224
Salaries and payroll taxes	40,569	134,608
Other operating expenses	38,945	122,282
Computer expenses and data processing	22,693	42,750
Professional fees	13,576	53,486
Clearing expenses	13,379	32,411
Licensing fees	6,748	17,384
Total Expenses	338,553	673,145
Income (Loss) from Operations	92,640	(125,464)
Other Income	-	35,000
Interest Income	2,285	5,487
Total Other Income	2,285	40,487
Income (Loss) Before Income Taxes	94,925	(84,977)
Benefit for Income Taxes	-	32,500
Net Income (Loss)	$ 94,925	$ (52,477)

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended April 30, 2009 and 2008

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at May 1, 2007	$ 5,000	$ 187,199	$ 192,199
Net Loss	-	(52,477)	(52,477)
Balance at April 30, 2008	5,000	134,722	139,722
Net Income	-	94,925	94,925
Balance at April 30, 2009	$ 5,000	$ 229,647	$ 234,647

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.

Statements of Cash Flows

For the Years Ended April 30,	*2009*	*2008*
Cash Flows From Operating Activities		
Net income (loss)	$ 94,925	$ (52,477)
Adjustment to reconcile net income (loss) to		
net cash (used in) provided by operating activities		
Changes in assets and liabilities:		
Unrestricted investments	(2,079)	(5,898)
Commissions receivable	(2,899)	(3,349)
Prepaid expenses and other assets	10,670	(7,977)
Commissions payable	3,345	(1,098)
Clearing fees payable	2,917	-
Due (from) to affiliates, net	(270,640)	109,414
Net Cash (Used in) Provided by Operating Activities	(163,761)	38,615
Cash and Cash Equivalents, beginning of year	171,977	133,362
Cash and Cash Equivalents, end of year	$ 8,216	$ 171,977

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

P.S.A. Equities, Inc. (the Company) was incorporated in the State of Maryland and is a broker/dealer of securities. The Company is a wholly owned subsidiary of P.S.A. Financial, Inc. (the Parent).

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. It also requires the Company to promptly deliver all client funds and securities related to mutual fund transactions and to transact all client securities transactions through a special reserve bank account for the exclusive benefit of its clients. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of clients on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries the accounts of the clients and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

Commission income and related commission and clearing expenses from security transactions are recorded on a trade date basis. Fee income is recorded when earned.

Cash and Cash Equivalents

The Company considers commercial paper with original maturities of three months or less at the time of purchase to be cash equivalents. The Company's cash equivalents consist of funds held in an uninsured money market account. The Company periodically maintains cash balances in financial institutions greater than the federally insured limit. The Company considers this to be a normal business risk.

Restricted Investments

The Company is required to maintain a deposit of $100,000 with its clearing broker/dealer. These funds are held by the clearing broker/dealer and may not be withdrawn by the Company unless the Company changes clearing brokers/dealers. As of April 30, 2009 and 2008, these funds were invested in United States Government Treasury Bills.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements (see Note 6).

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, tax positions must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* The FSP defers the effective date of FIN 48 for certain nonpublic enterprises until fiscal years beginning after December 15, 2008. The Company has elected to defer adoption of FIN 48 to be effective for the year ending April 30, 2010. The Company is currently evaluating the impact FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157), the purpose of which is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS 157 does not require new fair value measurements and management does not expect the application of this standard to change its current practice. The measurement and disclosure requirements are effective for the Company as of and for the year ended April 30, 2009 and do not have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits a company to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedged accounting provisions. The measurement and disclosure requirements are effective for the Company as of and for the year ended April 30, 2009 and do not have a material impact on its financial statements.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker/dealer and from mutual fund companies relating to client security transactions originated by the Company.

3. OFF-BALANCE-SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio exceeds 10 to 1. As of April 30, 2009 and 2008, the Company was in compliance with these rules.

5. CONCENTRATIONS

In accordance with Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company has an agreement with a clearing broker/dealer through which certain transactions of its clients are cleared. This agreement may be cancelled by either party, without cause, upon ninety days prior written notice.

6. INCOME TAXES

The Company files a consolidated Federal tax return with its Parent. The Company has elected to allocate its portion of the current and deferred taxes by treating its operations as if it were a stand-alone taxpayer. The benefit for income taxes differs from the provision that would result from applying Federal statutory rates to income before benefit for income taxes due primarily to the effect of state taxes. No deferred tax asset or liability has been reported as of April 30, 2009. As of April 30, 2008, the Company reported a deferred tax asset totaling $32,500, which has been included within due to affiliates within the accompanying balance sheet.

7. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the years ended April 30, 2009 and 2008, personnel costs totaling $40,569 and $134,608, respectively, were charged to, and paid by, the Company.

The Parent is obligated to pay all indirect expenses of the Company. The Company has no obligation to reimburse or otherwise compensate the Parent for settling the liability related to all or portions of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company does not maintain an operating cash account. All direct expenses of the Company are paid by an affiliate and reimbursed by the Company through a due to affiliates account.

SC&H
STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
P.S.A. Equities, Inc.:

We have audited the accompanying financial statements of P.S.A. Equities, Inc. as of and for the years ended April 30, 2009 and 2008, and have issued our report thereon dated June 17, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.
June 17, 2009

P.S.A. EQUITIES, INC.

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1

For the Years Ended April 30,	*2009*	*2008*
Net Capital		
Total Capital Funds	$ 234,647	$ 139,722
Deductions		
Prepaid expenses and other assets	(18,319)	(28,989)
Non-allowable receivable	(106,029)	(1,537)
Net Capital before Haircuts on Securities and Other Adjustments	110,299	109,196
Excess Deductible Fidelity Bond	(4,000)	(19,000)
Haircuts on Securities	(751)	(172)
Net Capital	$ 105,548	$ 90,024
Computation of Aggregate Indebtedness		
Commissions payable	36,675	33,330
Clearing fees payable	2,917	-
Due to affiliates	-	164,611
Total Aggregate Indebtedness	$ 39,592	$ 197,941

P.S.A. EQUITIES, INC.

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 (cont'd.)

For the Years Ended April 30,		*2009*		*2008*
Computation of Basic Net Capital Requirement				
6 2/3% of Total Aggregate Indebtedness	$	2,639	$	13,196
Minimum Net Capital Requirement	$	50,000	$	50,000
Net Capital	$	105,548	$	90,024
Net Capital Requirement (greater of 6 2/3% of total aggregate indebtedness or $50,000)	$	50,000	$	50,000
Excess Net Capital (net capital less net capital requirement)	$	55,548	$	40,024
Excess Net Capital at 100% (net capital less 10% of total aggregate indebtedness)	$	101,589	$	70,230
Ratio of Total Aggregate Indebtedness to Net Capital		0.38 to 1		2.20 to 1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of April 30, 2009)				
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	105,108	$	66,075
Audit Adjustments				
Commissions receivable		5,669		-
Prepaid expenses and other assets		-		(3,340)
Commissions payable		(2,312)		(3,800)
Clearing fees payable		(2,917)		(1,411)
Benefit for income taxes		-		32,500
Net Capital Per Audited Financial Statements	$	105,548	$	90,024

SC&H

STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5
FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

To the Stockholder of
P.S.A. Equities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedule of P.S.A. Equities, Inc. (the Company) as of and for the years ended April 30, 2009 and 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal controls.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

June 17, 2009